Exhibit 99.1

SAFE-T REPORTS FINANCIAL RESULTS FOR THE THIRD QUARTER OF 2019

REVENUES FOR THE THIRD QUARTER INCREASED BY 444% COMPARED TO THIRD QUARTER OF 2018

HERZLIYA, Israel, November 27, 2019 - Safe- T® Group Ltd. (Nasdaq, TASE: SFET), a provider of secure access solutions for the hybrid cloud, today announced its financial results for the third quarter and nine-month period ended September 30, 2019.

Safe-T reported revenues for the three-month period ended September 30, 2019 totaled $1,349,000, an increase of 444% compared to $248,000 in the three-month period ended September 30, 2018.

Revenues for the nine-month period ended September 30, 2019 totaled $2,170,000, an increase of 116% compared to $1,003,000 in the nine-month period ended September 30, 2018.

The Company’s cash balance at the end of the quarter was $973,000. In the fourth quarter of 2019, the Company raised gross funds of $4,000,000 through equity and debentures. See further details under “Recent Developments” below.

Recent Developments:

●	On November 5, 2019, the Company closed a public offering of American Depositary Shares (ADSs), prefunded warrants and warrants with gross proceeds of approximately $3,500,000.

●	On October 31, 2019, an investor exercised its right to purchase additional debentures in the amount of $500,000. The debentures are convertible into ADSs and warrants to purchase ADSs at $7.00, with the exercise price of warrants of $7.70, subject to adjustments.

●	On October 21, 2019, the Company effected a 20-for-1 reverse split of its share capital. No adjustment was made to the number of ordinary shares underlying each ADS of the Company, and each ADS continues to represent 40 of the Company’s ordinary shares, no par value. All descriptions of our share capital in this press release, including share amounts and per share amounts, are presented after giving effect to the reverse split.

Third Quarter 2019 Highlights:

●	On July 1, 2019, Safe-T appointed Mr. Dr. Sunil Lingayat, T-Mobile’s Chief of Cybersecurity Strategy & Technology, and Mr. Richard Greenberg, former Information Security Officer for the Los Angeles County Department of Public Health, to its U.S. Advisory Committee.

●	On July 24, 2019, investors exercised warrants in an aggregate amount of $1,000,000 at an exercise price of $27.60 per ADS.

●	On July 29, 2019, Safe-T announced a first tier-1 collaboration agreement for its IP Proxy product with Korean internet service provider.

●	On August 1, 2019, Safe-T launched the first ever Software Defined Perimeter (“SDP”) solution for enhancing security of the traditional VPN market. The solution simplifies organizations’ journey from traditional VPN to innovative and better, secured, SDP.

●	On August 30, 2019, an investor exercised its right to purchase additional debentures in the amount of $400,000. The debentures were convertible into ADSs at a conversion rate of $19.92 per ADS, subject to adjustments. The investor also exercised warrants in the amount of $100,000 at an exercise price of $19.92 per ADS.

●	On September 9, 2019, Safe-T announced that its SDP solution is publicly available on the Amazon Web Services (AWS) Marketplace.

Three months ended September 30, 2019 Financial Results

●	Total revenues amounted to $1,349,000 (Q3 2018: $248,000). The increase in revenues compared to the corresponding period of last year is mainly due to the first full reported period of consolidation of revenues of Safe-T’s wholly owned subsidiary, NetNut Ltd. (“NetNut”).

●	Cost of revenues totaled $604,000 (Q3 2018: $178,000). The increase is mainly due to the consolidation of NetNut’s cost of revenues, as well as amortization of NetNut’s intangible assets, partially offset by a decrease of costs resulting from the streamlining of support and post sales teams.

●	Research and development (R&D) expenses were $563,000 (Q3 2018: $603,000). The decrease is mainly attributed to a reduction in the Secure Data Exchange (SDE) solution development costs, partially offset by consolidation of NetNut’s development costs.

●	Sales and marketing expenses (S&M) totaled $1,050,000 (Q3 2018: $1,120,000). The decrease is primarily attributed to efficiency measures and cost reductions in overall sales, professional and marketing costs, partially offset by consolidation of NetNut’s sales and marketing costs.

●	General and administrative expenses (G&A) totaled $828,000 (Q3 2018: $443,000). The increase is a result of higher share-based and professional services costs due to the Company’s Nasdaq dual listing and costs associated with the closing of the acquisition of NetNut, as well as the costs of issuance of the debentures used to finance such acquisition and the consolidation of NetNut’s general and administrative costs.

●	IFRS net profit totaled $804,000, or $0.07 basic profit per ordinary share (Q3 2018: loss of $4,610,000, or $2.42 basic loss per ordinary share).

●	Non-IFRS net loss was $1,531,000, or $ 0.13 basic loss per ordinary share (Q3 2018: loss of $2,022,000, or $1.06 basic loss per ordinary share).

Nine months ended September 30, 2019 Financial Results

●	Total revenues amounted to $2,170,000 (nine months ended September 30, 2018: $1,003,000). The main reason for the increase is consolidation of NetNut’s revenues since the acquisition date of June 12, 2019.

●	Cost of revenues totaled $1,020,000 (nine months ended September 30, 2018: $607,000). The increase is mainly due to the consolidation of NetNut’s cost of revenues, as well as amortization of NetNut’s intangible assets, partially offset by a decrease of costs resulting from the streamlining of support and post sales teams.

●	R&D expenses were $1,936,000 (nine months ended September 30, 2018: $1,637,000). The increase is mainly attributed to consolidation of NetNut’s development costs.

●	S&M expenses totaled $2,687,000 (nine months ended September 30, 2018: $4,269,000). The decrease is primarily attributed to efficiency measures and cost reductions in overall sales, professional and marketing costs, partially offset by consolidation of NetNut’s sales and marketing costs.

●	G&A expenses totaled $2,457,000 (nine months ended September 30, 2018: $1,370,000). The increase is a result of higher share-based and professional services costs due to the Company’s Nasdaq dual listing and costs associated with the closing of the acquisition of NetNut, as well as the costs of issuance of the debentures used to finance such acquisition and consolidation of NetNut’s general and administrative costs.

●	IFRS net loss totaled $1,706,000, or $0.22 basic loss per ordinary share (nine months ended September 30, 2018: loss of $8,522,000, or $6.29 basic loss per ordinary share).

●	Non-IFRS net loss was $5,056,000, or $ 0.66 basic loss per ordinary share (nine months ended September 30, 2018: loss of $6,416,000, or $4.74 basic loss per ordinary share).

The following table presents the reconciled effect of the non-cash expenses/income on the Company’s net loss for the nine- and three-month periods ended September 30, 2019 and 2018, and for the year ended December 31, 2018:

	For the Nine-Month Period Ended September 30,		For the Three-Month Period Ended September 30,		For the year Ended December 31,
(thousands of U.S. dollars)	2019	2018	2019	2018	2018

Net loss (profit) for the period	1,706	8,522	(804)	4,610	11,753
Issuance expenses	-	-	-	-	517
Amortization of intangible assets	543	201	342	75	276
Share-based compensation	533	315	3	12	381
Contingent consideration measurement	223	-	223	-	-
Finance liabilities at fair value	(4,649)	1,590	(2,903)	2,501	1,891
Total adjustment	(3,350)	2,106	(2,335)	2,588	3,065
Non-IFRS net loss	5,056	6,416	1,531	2,022	8,688

Balance Sheet Highlights

●	As of September 30, 2019, shareholders’ equity totaled $8,042,000, compared to $3,710,000 on December 31, 2018.

●	As of September 30, 2019, the Company’s cash balance was $973,000.

Use of Non-IFRS Financial Results

In addition to disclosing financial results calculated in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board, this press release contains non-IFRS financial measures of net loss for the periods presented that exclude the effect of share-based compensation expenses, amortization of intangible assets, non-cash issuance expenses and the revaluation of finance liabilities at fair value. The Company’s management believes the non-IFRS financial information provided in this release is useful to investors’ understanding and assessment of the Company’s ongoing operations. Management also uses both IFRS and non-IFRS information in evaluating and operating its business internally, and as such deemed it important to provide this information to investors. The non-IFRS financial measures disclosed by the Company should not be considered in isolation, or as a substitute for, or superior to, financial measures calculated in accordance with IFRS, and the financial results calculated in accordance with IFRS and reconciliations to those financial statements should be carefully evaluated. Investors are encouraged to review the reconciliations of these non-IFRS measures to their most directly comparable IFRS financial measures provided in the financial statement tables herein.

About Safe-T® Group Ltd.

Safe-T Group Ltd. (Nasdaq, TASE: SFET) is a provider of Zero Trust Access solutions which mitigate attacks on enterprises’ business-critical services and sensitive data, while ensuring uninterrupted business continuity. Safe-T’s cloud and on-premises solutions ensure that an organization’s access use cases, whether into the organization or from the organization out to the internet, are secured according to the “validate first, access later” philosophy of Zero Trust. This means that no one is trusted by default from inside or outside the network, and verification is required from everyone trying to gain access to resources on the network or in the cloud.

Safe-T’s wide range of access solutions reduce organizations’ attack surface and improve their ability to defend against modern cyberthreats. As an additional layer of security, our integrated business-grade global proxy solution cloud service enables smooth and efficient traffic flow, interruption-free service, unlimited concurrent connections, instant scaling and simple integration with our services.

With Safe-T’s patented reverse-access technology and proprietary routing technology, organizations of all size and type can secure their data, services and networks against internal and external threats.

Safe-T’s SDP solution on AWS Marketplace is available here: https://aws.amazon.com/marketplace/pp/prodview-emepbcx75syvo?qid=1567107500648&sr=0-1&ref_=srh_res_product_title.

For more information about Safe-T, visit www.safe-t.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Safe-T’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Safe-T could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Safe-T’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 25, 2019, and in any subsequent filings with the SEC. Except as otherwise required by law, Safe-T undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Safe-T is not responsible for the contents of third-party websites.

CONTACT INVESTOR RELATIONS:
Michal Efraty

+972-(0)52-3044404
michal@efraty.com

Consolidated Statements of Financial Position

(In thousands of USD)

	September 30,		December 31,
	2019	2018	2018
	(Unaudited)		(Audited)

Assets
Current assets:
Cash and cash equivalents	973	6,121	3,717
Restricted deposits	110	94	104
Trade receivables	678	484	854
Other receivables	679	309	231
Total current assets	2,440	7,008	4,906

Non-current assets:
Property, plant and equipment, net	296	150	143
Right of use assets	455	-	-
Goodwill	7,879	523	523
Intangible assets, net	5,193	872	796
Total non-current assets	13,823	1,545	1,462
Total assets	16,263	8,553	6,368

Liabilities and equity
Current liabilities:
Short-term loan	14	-	-
Trade payables	441	270	103
Other payables	1,509	726	951
Contract liabilities	548	411	495
Contingent consideration	2,234	-	-
Short-term lease liabilities	191	-	-
Liability in respect of the Israeli Innovation Authority	27	49	49
Total current liabilities	4,964	1,456	1,598

Non-current liabilities:
Contract liabilities	125	237	249
Long-term lease liabilities	340	-	-
Liability in respect of compensation feature	-	3,387	-
Derivative financial instruments	-	-	729
Deferred tax liabilities	992	-	-
Convertible debentures	1,699	-	-
Liability in respect of the Israeli Innovation Authority	101	76	82
Total non-current liabilities	3,257	3,700	1,060
Total liabilities	8,221	5,156	2,658

Equity:
Ordinary shares	-	-	-
Share premium	47,424	37,893	41,594
Other equity reserves	12,013	11,962	11,805
Accumulated deficit	(51,395)	(46,458)	(49,689)
Total equity	8,042	3,397	3,710
Total liabilities and equity	16,263	8,553	6,368

Consolidated Statements of Profit or Loss

(In thousands of USD, except per share amounts)

	For the Nine-Month Period Ended September 30,		For the Three-Month Period Ended September 30,		For the Year Ended December 31,
	2019	2018	2019	2018	2018
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Revenues	2,170	1,003	1,349	248	1,466
Cost of revenues	1,020	607	604	178	791
Gross profit	1,150	396	745	70	675

Research and development expenses, net	1,936	1,637	563	603	2,414
Sales and marketing expenses	2,687	4,269	1,050	1,120	5,542
General and administrative expenses	2,457	1,367	828	443	1,925
Contingent consideration measurement	223	-	223	-	-
Operating expenses	(7,303)	(7,273)	(2,664)	(2,166)	(9,881)

Operating loss	(6,153)	(6,877)	(1,919)	(2,096)	(9,206)

Finance income (expenses), net	4,415	(1,642)	2,694	(2,514)	(2,541)
Tax benefit (Taxes on income), net	32	(3)	29	-	(6)
Net profit (loss)	(1,706)	(8,522)	804	(4,610)	(11,753)

Basic profit (loss) per share	(0.22)	(6.29)	0.07	(2.42)	(6.66)

Diluted loss per share	(0.42)	(6.55)	(0.08)	(2.44)	(6.99)

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